SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, DC  20549

				---------------------

				    SCHEDULE 13D

	      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
	    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
				RULE 13d-2(a)

			    (Amendment No. 7 - Exiting)1



			     GP Strategies Corporation
			     --------------------------
				   (Name of Issuer)


			    	    Common Stock
			    -----------------------------
			    (Title of Class of Securities)


				     36225V104
				    ------------
				   (CUSIP Number)

				Scott B. Bernstein, Esq.
			       Caxton Associates, L.L.C.
			     731 Alexander Road, Building 2
				  Princeton, NJ  08540
		     (Name, Address and Telephone Number of Person
		    Authorized to Receive Notices and Communications)

				    November 26, 2004
			------------------------------------
 	      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

		(Continued on following pages)

                    (Page 1 of  14 Pages)

----------------------
1	The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

				SCHEDULE 13D

CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton International Limited
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		1,051,273
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		1,051,273
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,051,273
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.3%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!



				SCHEDULE 13D
CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Associates, L.L.C.
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		1,162,350
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		1,162,350
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,162,350
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

			 SCHEDULE 13D

CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Bruce S. Kovner
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		1,162,350
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		1,162,350
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,162,350
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
			 SCHEDULE 13D

CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Equity Growth (BVI) Ltd.
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		87,627
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		87,627
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     87,627
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .5%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

			 SCHEDULE 13D

CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Equity Growth LLC
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		23,450
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		23,450
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     23,450
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .1%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!


SCHEDULE 13D

CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Anthony Scolaro
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		9,000
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		0
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		9,000
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		0
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,000
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .1%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!





SCHEDULE 13D

CUSIP NO. 36225V104

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Ross Taylor
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
---------------------------------------------------------------------

3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   PF
---------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

---------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		4,000
SHARES		-----------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		0
OWNED BY	-----------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		4,000
REPORTING	-----------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		0
WITH
		-----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,000
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .02%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!






This Amendment 7 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of GP Strategies
Corporation (the "Company"), 777 Westchester Ave., White Plains,
NY 10604.




Item 2:  Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following to the end of each respective section:

(a)	This statement is also filed by Mr. Anthony Scolaro and Mr.
Ross Taylor.

(b)

(vi)	The business address of Mr. Scolaro is c/o Caxton Associates,
	L.L.C., 500 Park Avenue, New York, NY  10022.
(vii)	The business address of Mr. Taylor is c/o Caxton Associates,
	L.L.C., 500 Park Avenue, New York, NY  10022.

(c)


(vi)	The principal occupation of Mr. Scolaro is portfolio manager
	of Caxton Associates, L.L.c, a Delaware limited liability company, the address of which is 500 Park Avenue, New York, NY 10022.
(vii)	The principal occupation of Mr. Taylor is portfolio manager
	of Caxton Associates, L.L.c, a Delaware limited liability company, the address of which is 500 Park Avenue, New York, NY 10022."

(d)	No person filing this statement has during the past five years,
	been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

(e)	No person filing this statement has during the last five years,
	been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Scolaro is a United States citizen.  Mr. Taylor is a United
	States citizen.







Item 3:		Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

An aggregate of $1,475,561.16 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International Limited acquired and sold shares of Common Stock since May 24, 2002. The purchase price for such acquired shares was paid out of Caxton International Limited's working capital.

An aggregate of $27,793.74 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth LLC acquired and sold shares of Common Stock since May 24, 2002. The purchase price for such acquired shares was paid out of Caxton Equity Growth LLC's working capital.


An aggregate of $46,204.93 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton Equity Growth (BVI) Ltd. acquired and sold Shares of Common Stock since May 24, 2002. The purchase price for such acquired shares was paid out of Caxton Equity Growth (BVI) Ltd.'s working capital.

An aggregate of approximately $67,413.79 (excluding commissions, if any) was paid in a series of transactions pursuant to which Anthony Scolaro acquired and sold Shares of Common Stock since May 24,
2002. The purchase price for such acquired shares was paid out of Mr. Scolaro's personal funds.

An aggregate of approximately $28,000. (excluding commissions, if any) was paid in a series of transactions pursuant to which Ross Taylor acquired Shares of Common Stock since May 24, 2002. The purchase price for such acquired shares was paid out of Mr. Taylor's personal funds."


Item 4:		Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and replaced by the following:

On November 26, 2004, the Company announced a recapitalization transaction pursuant to which the company spun off its non-core businesses as a seperate company (Natioinal Patent Development
Corp.- NPDV). The Reporting Persons are pleased with this transaction. Accordingly, The Reporting Persons now hold the securities reported herein for investment purposes and not for the purpose of changing or influencing the control of the Company. Depending upon market conditions and other factors that the Reporting Persons may deem material to its investment decisions, the Reporting Persons may purchase additional shares of the securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that it owns or hereafter may acquire. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in any matters referred to in paragraphs
(b) through (j) of Item 4 of Schedule 13D.


Item 5:		Interest in Securities of the Issuer.

   Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(i) Caxton International Limited beneficially owns 1,051,273 shares of Common Stock (the "Shares"), representing approximately 6.3% of the total shares of Common Stock issued and outstanding. The Decrease in beneficial ownership from the date of Amendment No. 6 to Schedule 13D filed June 3, 2002 is a result of an increase by the Company of its total number of Shares outstanding. This percentage also reflects the net sale of Shares being reported hereunder.

(ii) Caxton Equity Growth (BVI) Ltd. beneficially owns 87,627 Shares, representing approximately .5% of the total shares of Common Stock issued and outstanding. The Decrease in beneficial ownership from the date of Amendment No. 6 to Schedule 13D filed June 3, 2002 is a result of an increase by the Company of its total number of Shares outstanding. This percentage also reflects the net purchase of Shares being reported hereunder.

(iii)	Caxton Equity Growth LLC beneficially owns 23,450 Shares,
representing approximately .1% of the total shares of Common
Stock issued and outstanding. The Decrease in beneficial ownership from the date of Amendment No. 6 to Schedule 13D filed June 3, 2002 is a result of an increase by the Company of its total number of Shares outstanding. This percentage also reflects the net purchase of Shares being reported hereunder.

(iv)	Anthony Scolaro beneficially owns 9,000 Shares, representing approximately .1% of the total shares of Common Stock issued and outstanding. This beneficial ownership is a result of the net purchase of Shares being reported hereunder.

(v) Ross Taylor beneficially owns 4,000 Shares, representing approximately .02% of the total shares of Common Stock issued and outstanding. This beneficial ownership is a result of the net purchase of the Shares being reported hereunder.


	Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

(c)	Caxton International Limited acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, during the last 60 days. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased and/or sold by Caxton International Limited during the past 60 days.

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 2, 2004



CAXTON INTERNATIONAL LIMITED


By:  /s/Joseph Kelly
   -----------------------------------
      Name:  Joseph Kelly
      Title: Vice President and Treasurer

By:  /s/ Maxwell Quin
   -----------------------------------
      Name:  Maxwell Quin
      Title: Vice President and Secretary


CAXTON ASSOCIATES, L.L.C.


By: /s/ Scott B. Bernstein
   -----------------------------------
      Name:  Scott B. Bernstein
      Title:    Secretary


   /s/ Scott B. Bernstein
   -----------------------------------
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact

CAXTON EQUITY GROWTH LLC

By: /s/ Scott B. Bernstein
   -----------------------------------
      Name:  Scott B. Bernstein
      Title: Secretary, Caxton Associates
	     L.L.C., Manager


CAXTON EQUITY GROWTH (BVI) LTD.


By: /s/ Joseph Kelly
   -----------------------------------
      Name:  Joseph Kelly
      Title: Vice President


By: /s/ Maxwell Quin
   -----------------------------------
      Name:  Maxwell Quin
      Title: Secretary



  /s/ Anthony Scolaro
   -----------------------------------
      Anthony Scolaro



  /s/ Ross Taylor
   -----------------------------------
      Ross Taylor




		SCHEDULE A

Caxton International Limited
    		 No of Shares		Price Per Share
Trade Date	 Purchased (Sold) 	(Excluding Commission)

30-Sep	           (1,000)			7.45
04-Oct             (2,500)			7.45
05-Oct	           (5,000)			7.50
06-Oct            (10,000)			7.62
07-Oct		  (10,000)			7.71
13-Oct		  (10,000)			8.05
15-Oct            (10,000)			8.16
15-Oct		  (10,000)			8.17
22-Oct		   (4,100)			8.07
27-Oct		    4,900		 	6.61
28-Oct		      700		        6.62
29-Oct		    7,500  	                6.64
04-Nov             (5,500)		        8.58
05-Nov	            1,100		        6.82
09-Nov	           10,000 	        	7.03
11-Nov	           (2,800) 	 	        8.75
16-Nov	            5,000 	                7.09
18-Nov	             (600) 	                8.86
19-Nov	            5,000 	                7.09
23-Nov	          (37,700) 	                8.40
24-Nov	          (16,600) 	                8.44
26-Nov	          (79,300) 	                7.05
29-Nov	          (39,900) 	                7.06
30-Nov	           10,000 	                7.00
01-Dec            (30,000)			7.58




JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)(l)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


December 2, 2004


CAXTON INTERNATIONAL LIMITED


By:  /s/Joseph Kelly
   -----------------------------------
      Name:  Joseph Kelly
      Title: Vice President and Treasurer

By:  /s/ Maxwell Quin
   -----------------------------------
      Name:  Maxwell Quin
      Title: Vice President and Secretary


CAXTON ASSOCIATES, L.L.C.


By: /s/ Scott B. Bernstein
   -----------------------------------
      Name:  Scott B. Bernstein
      Title:    Secretary


   /s/ Scott B. Bernstein
   -----------------------------------
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact

CAXTON EQUITY GROWTH LLC

By: /s/ Scott B. Bernstein
   -----------------------------------
      Name:  Scott B. Bernstein
      Title: Secretary, Caxton Associates
	     L.L.C., Manager


CAXTON EQUITY GROWTH (BVI) LTD.


By: /s/ Joseph Kelly
   -----------------------------------
      Name:  Joseph Kelly
      Title: Vice President


By: /s/ Maxwell Quin
   -----------------------------------
      Name:  Maxwell Quin
      Title: Secretary



  /s/ Anthony Scolaro
   -----------------------------------
      Anthony Scolaro



  /s/ Ross Taylor
   -----------------------------------
      Ross Taylor